THE UNION CENTRAL LIFE INSURANCE COMPANY
                           ("the Company")

                      INSURANCE EXCHANGE RIDER

BENEFIT.    While this rider is in force, this policy may be exchanged for a new policy on the life of a substitute insured.

CONDITIONS. The new policy on the life of the substitute insured will become effective on the date of exchange subject to receipt by the Company of:

       (1) a written application for insurance in a form acceptable to the Company, signed by the owner of this policy and the substitute insured; and
       (2) proof that the owner of this policy has a satisfactory insurable interest in the life of the substitute insured; and
       (3) proof of the insurability of the substitute insured satisfactory to the Company; and
       (4) proof of the release of any lien against or assignment of this policy, or written approval by the lienholder or assignee of the exchange of policies; and
       (5)   proof of surrender and release of this policy; and
       (6)   payment of any amount due for the exchange; and
       (7)   written consent of any irrevocable beneficiary.

       The date of exchange will be the monthly date of this policy next following satisfaction of the conditions stated above. This policy and rider will be in force only to the end of the day prior to the date of exchange.

TERMS OF NEW POLICY. The policy date of the new policy shall be the same policy date as this policy, or the annual date of this policy immediately following the date of birth of the substitute insured, if later. The new policy may be any adjustable life insurance policy issued by the Company at the time of exchange. The cost of insurance rates for the new policy will be the same as rates for similar policies regularly issued by the Company on the effective date of the new policy at the age of the substitute insured on the birthday nearest the policy date of the new policy. The new policy will be subject to any loan on this policy.

       The amount of the new policy shall not be greater than the amount of this policy. The initial cash value of the new policy will be the same as the cash value of this policy on the date of exchange.

NEW POLICY RIDERS. With the consent of the Company, riders for additional benefits may be attached to the new policy. Proof of insurability may be required.

CONTESTABLE AND SUICIDE PERIOD. The new policy shall be deemed modified so that the time periods of suicide and incontestability shall be measured from the issue date of the new policy, which shall be the same date as the date of exchange.

CONTRACT. This rider is made a part of the policy, and is based on the application for this rider.

TERMINATION.  This rider shall terminate:

       (1)   when this policy terminates; or
       (2) on the anniversary of this policy nearest the Insured's 65th birthday.

ISSUE DATE. The issue date and policy date of this rider is shown in the application.

                   Signed for the Company at Cincinnati, Ohio

             /s/ David F. Westerbeck                /s/ Larry R. Pike

             David F. Westerbeck                    Larry R. Pike

                    Secretary                         President


UC 8361                                                                   5-90